ACADIA HEALTHCARE COMPANY, INC.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

May 9, 2012

Via EDGAR Submission

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acadia Healthcare Company, Inc. (the “Company”)
Registration Statement on Form S-1
Originally Filed April 30, 2012
File No. 333-181025

Dear Mr. Riedler:

The Company is filing with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-181025) (the “Registration Statement”). The Company has reviewed the Staff’s comment in your letter dated May 8, 2012 regarding the Registration Statement and has set forth below its response to the comment.

1.	Please amend your filing to incorporate by reference the company’s Current Reports on Form 8-K filed January 5, 2012, January 25, 2012 and March 7, 2012 as required by Item 12 of Form S-1.

Response:

The Company has revised the disclosure on page 63 of the Registration Statement in response to the Staff’s comment.

*    *    *    *    *

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 9, 2012

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In the event that you have any additional questions, please contact me directly at (615) 861-7303.

Sincerely,

/s/ Christopher L. Howard
Christopher L. Howard Executive Vice President, General Counsel and Secretary Acadia Healthcare Company, Inc.

cc:	Christopher P. Bennett (Kirkland & Ellis LLP)